

March 19, 2014

<u>Via E-Mail</u>
Mr. Wayne A. Doss
President and Chief Executive Officer
Innocent, Inc.
3280 Suntree Blvd.
Suite 105
Melbourne, FL  32940

> **Re:    Innocent, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed March 14, 2014**
> **Response Dated March 12, 2014**
> **Filed March 14, 2014**
> **File No. 333-150061**

Dear Mr. Doss:

We have reviewed your amended filing and response dated March 12, 2014, and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K/A Filed March 14, 2014</u>

1.  We note that you requested that Sam Kan and Company furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements; however, you have not received the requested letter and do not expect to receive it.  As previously requested in comment 1 in our letter dated February 14, 2014, please tell us when you first requested this letter from Sam Kan and Company and briefly describe to us any subsequent communications you have had with Sam Kan and

Company concerning this letter. Please ensure your response provides information regarding communications you have had with Sam Kan and Company requesting them to provide you with an Exhibit 16 letter stating whether or not they agree with your disclosures in both your Form 8-K filed on January 13, 2014 and your Form 8-K/A filed on March 14, 2014

2. In addition, as previously requested in our letter dated March 4, 2014, please tell us how you intend to address the Securities and Exchange Commission having denied Sam Kan & Company the privilege of appearing or practicing before the Commission as an accountant.

3. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief